UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-154417

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

(Exact name of registrant as specified in its charter)

c/o First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the First Savings Bank Employees’ Savings & Profit Sharing Plan

(Title of each class of securities covered by this Form)

First Merchants Corporation Common Stock, $0.125 stated value per share*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Effective May 4, 2026, First Merchants Corporation merged the First Savings Bank Employees’ Savings & Profit Sharing Plan (the “FSB Plan”) with and into the First Merchants Corporation Retirement and Income Savings Plan (the “Plan Merger”). As a result of the Plan Merger, interests in the FSB Plan, which previously constituted securities registered under the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 12h-3(b)(1)(i), this Form 15 is being filed to reflect the suspension of the FSB Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the First Savings Bank Employees’ Savings & Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN By: First Merchants Corporation (as successor by merger to First Savings Financial Group, Inc., the parent company of First Savings Bank)

Date: May 6, 2026	By:	/s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President, Chief Financial Officer